UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 15 through September 18, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN acquires Tiscali Netherlands, dated 15 September 2006;

•                                         Progress on share repurchase programme KPN, dated 18 September 2006.

Press release

KPN acquires Tiscali Netherlands	Date
15 September 2006

Number
071pe

KPN has reached agreement regarding the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 255 million. KPN will take over the provision of services to 276,000 broadband and 126,000 dial-up internet customers as well as take over Tiscali’s infrastructure in the Netherlands.

This acquisition forms a further step in KPN’s strategy of strengthening its position on the Dutch broadband market. As of the end of June, 2006, KPN served some 1.8 million ADSL customers in the Netherlands. KPN expects to derive synergies from integrating the Tiscali infrastructure into its own network.

Tiscali Netherlands serves both the retail consumer and wholesale market, predominantly with broadband (DSL) services via its own network. In the first half of 2006 net sales reached EUR 52 million with ca. EUR 23 million EBITDA. It employs 276 staff.

The acquisition is subject to approval by the Dutch competition Authority, NMa. The relevant works councils have been notified and will be asked for advice.

Press release

Progress on share repurchase programme KPN	Date
18 September 2006

Number
071pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of September 11 through September 15, 2006, 2,075,000 of KPN shares were repurchased at an average price of EUR 9.91. Therewith approximately 73.8% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 19, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel